UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

VINCENT GROUP PLC

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Malta

(Jurisdiction of Subject Company’s Incorporation or Organization)

GAN Limited

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Anders Karlsen, Chief Executive Officer

Vincent Group plc

Fort Business Centre

Triq L-Intonjatur, Zone 1

Central Business District

Birkirkara, CBD 1050

Malta

+372 5298382

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

James A. Mercer III, Esq.

Robert L. Wernli, Jr., Esq.

Sheppard, Mullin, Richter & Hampton LLP

12275 El Camino Real, Suite 200

San Diego, CA 92129

+1 (858) 720-7469

December 4, 2020

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

The following documents are attached as exhibits to this Form CB:

Exhibits:

99.1	Exchange Offer to Vincent Group plc

99.2	Share Exchange Agreement dated November 15, 2020 among GAN Limited, Vincent Group PLC, the Selling Shareholders, and Sellers’ Representative.

99.3	Form of Joinder Agreement

99.4	FAQ Shareholders

99.5	Form of Shareholder Acceptance Agreement

99.6	FAQ Optionholders

99.7	Form of Optionholder Acceptance Agreement

99.8	Engagement letter with Shareholder Representative Services

Item 2.	Informational Legends

A legend complying with Rule 802 of the Securities Act of 1933, as amended, is being provided to all U.S. holders.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) A consent to service of process on Form F-X is being filed concurrently with the Commission on December 7, 2020.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GAN LIMITED

By:	/s/ Dermot Smurfit
Name:	Dermot Smurfit
Title:	Chief Executive Officer

Date: December 7, 2020

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